# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Healthcare Triangle, Inc., CIK 0001839285
CUSIP: 42227W405
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 7901 Stoneridge Drive, Suite 210, Pleasanton, California (CA), 94588
Date of event which requires filing of this statement: 03/04/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-008558
Filed by CIK 0002052389

## Reporting persons
- Orca Capital AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 2,033; shared voting power 0; sole dispositive power 2,033; shared dispositive power 0; aggregate amount beneficially owned 2,033 (0.2% of the class)
  Comment: All ownership percentages set forth in this Schedule 13G are calculated based upon an aggregate of 1,155,370 shares of Common Stock outstanding immediately after giving effect to the completion of the Issuer's registered offering as provided in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on February 27, 2026.

## Item 1. Issuer
Name of issuer: Healthcare Triangle, Inc.
Address of issuer's principal executive offices: 7901 Stoneridge Drive, Suite 210, Pleasanton, CA 94588

## Item 2. Person Filing
Name of person filing: Orca Capital AG
Address of principal business office or, if none, residence: Sperlring 2 85276 Hettenshausen Deutschland
Citizenship: Germany

## Item 4. Ownership
Amount beneficially owned: 2,033
Percent of class: 0.2%
Sole power to vote or to direct the vote: 2,033
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,033
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Orca Capital AG: /s/ Thomas Konig, Thomas Konig/Director (03/05/2026)